UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

REFERENCE FORM

Data base: March 22,2010

Anexess 24 of Reference Form (CVM Instruction# 480/09)

12.6            (i) Administrators:

a) Name	b) Age	c) Profession	d) Individual Taxpayer ID (“CPF/MF”)	e) Elective office to be held	f) Election date	g)Investiture date	h) Expected term of office	i) Other positions or functions to performed in the Company	j) Appointment
Marcial Angel Portela Alvarez	64 years old	Executive	809.357.880-34	Chairman of the Board of Directors	September02,2009	November 26,2009	Annual Meeting of 2011	No	Appointed by the controlling shareholder
Fabio Colletti Barbosa	55 years old	business administrator	771.733.258-20	Vice-Chairman of the Board of Directors	September02,2009	November 26,2009	Annual Meeting of 2011	Chief Executive Director	Appointed by the controlling shareholder
José Antonio Alvarez Alvarez	50 years old	Executive	233.771.448-97	Directors	September02,2009	November 26,2009	Annual Meeting of 2011	No	Appointed by the controlling shareholder
José Manuel Tejón Borrajo	58 years old	Economist	233.771.468-30	Directors	September02, 2009	November 26,2009	Annual Meeting of 2011	No	Appointed by the controlling shareholder
José de Menezes Berenguer Neto	43 years old	bank employee	079.269.848-76	Directors	February 03, 2010	Subject to approval of election by the Brazilian Central Bank	Annual Meeting of 2011	Deputy Senior Chief Executive Officer	Appointed by the controlling shareholder
José de Paiva Ferreira	50 years old	Administrator	007.805.468-06	Directors	February 03, 2010	Subject to approval of election by the Brazilian Central Bank	Annual Meeting of 2011	Deputy Senior Chief Executive Officer	Appointed by the controlling shareholder
José Roberto Mendonça de Barros	66 years old	Economist	005.761.408-30	Independent Directors.	September02, 2009	November 26,2009	Annual Meeting of 2011	No	Appointed by the controlling shareholder

Viviane Senna Lalli	52 years old	Business woman	077.538.178-09	Independent Directors.	September 02, 2009	November 26,2009	Annual Meeting of 2011	No	Appointed by the controlling shareholder
Celso Clemente Giacometti	66 years old	business administrator	029.303.408-78	Independent Directors.	February 03, 2010	Subject to approval of election by the Brazilian Central Bank	Annual Meeting of 2011	Audit Committee Member to elect in March22,2010 (Subject to approval of election by the Brazilian Central Bank )	Appointed by the controlling shareholder
Angel Oscar Agallano	53 years old	Administrator	059.234.237-90	Deputy Chief Executive Officer	July 02,2007	September, 27,2007	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Carlos Alberto López Galán	47 years old	Economist	212.825.888-00	Deputy Chief Executive Officer	July 02,2007	September 25,2007	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	Investor Relations Officer	Appointed by the controlling shareholder
Gustavo José Costa Roxo da Fonseca	43 years old	Engeneer	149.225.568-85	Deputy Chief Executive Officer	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
João Roberto Gonçalves Teixeira	44 years old	Administrator	806.452.757-00;	Deputy Chief Executive Officer	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Oscar Rodriguez Herrero	38 years old	business administrator	060.185.177-36	Deputy Chief Executive Officer	July 02, 2007	September 25,2007	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Pedro Paulo Longuini	52 years old	Engeneer	025.986.508-75	Diretor Vice-Presidente Executivo	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Arnaldo Penteado Laudisio	46 years old	Lawer	089.070.238-16	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Fernando Byngton Egydio Martins	53 years old	business administrator	007.302.838-01	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Francisco Di Roberto Junior	57 years old	business administrator	666.562.658-04	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Javier Fonseca Viader	38 years old	business administrator	058.006.517-01	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

=

José Roberto Machado Filho	41 years old	Engeneer	116.001.028-59	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Lilian Maria Ferezim Guimarães	49 years old	business administrator	063.940.958-00	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Luciane Ribeiro	46 years old	Economist	074.400.888-32	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Luis Félix Cardamone Neto	46 years old	Administrator	042.649.938-73	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	Não	Appointed by the controlling shareholder
Marco Antônio Martins de Araújo Filho	44 years old	Lawer	266.159.751-49	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Marcos Matioli de Souza Vieira	49 years old	business administrator	735.597.687-72	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Maria Luiza de Oliveira Pinto e Paiva	46 years old	bank employee	129.079.488-06	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Pedro Carlos Aráujo Coutinho	43 years old	business administrator	517.786.886-91	Executive Officers	July 02,2007	September 25,2007	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Wagner Augusto Ferrari	51 years old	business administrator	055.132.128-89	Executive Officers	August 15,2008	November 11,2008	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Alexandre Schwartsman	43 years old	business administrator s	086.371.248-79	Officers without Specific Designation	June 09,2009	August 20,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Amancio Acúrcio Gouveia	47 years old	Accountant	735.075.127-34	Officers without Specific Designation	June 22,2009	September 18,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
André Fernandes Berenguer	42 years old	Administrator	127.759.138-57	Officers without Specific Designation	June 22,2009	September 18,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Antonio Fernando Laurelli Ribeiro	51 years old	business administrator	011.190.218-55	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Antonio Pardo de Santayana Montes	38 years old	Economist	233.431.938-44	Officers without Specific Designation	June 22,2009	Investidure is also subject to the Grant ou your permanent visa	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Carlos Leibowicz	39 years old	Economist	225.472.338-35	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Cassius Schymura	45 years old	Engeneer	813.530.307-68	Officers without Specific Designation	June 22, 2009	September 18,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Ede Ilson Viani	43 years old	Administrator	064.923.468-58	Officers without Specific Designation	March 23,2009	May 26,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Eduardo Müller Borges	43 years old	business administrator	112.673.738-06	Officers without Specific Designation	June 22,2009	September 18,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Flávio Tavares Valadão	43 years old	business administrator s	710.852.627-15	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Gilberto Duarte de Abreu Filho	36 years old	Engeneer	252.311.448-86	Officers without Specific Designation	March 23,2009	May 26,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Jamil Habib Hannouche	49 years old	Engeneer	020.039.308-17	Officers without Specific Designation	March 23,2009	May 26,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
João Batista Videira Martins	53 years old	Economist	006.312.338-06	Officers without Specific Designation	June 22,2009	September 18,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
João Guilherme de Andrade Só Consiglio	41 years old	Economist	119.038.148-63	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Joel Michael Roberto	43 years old	Lawer	228.339.588-70	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Luiz Felipe Taunay Ferreira	43 years old	business administrator	148.124.658-50	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Luiz Fontoura de Oliveira Reis Filho	43 years old	Economista	539.313.861-04	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Marcio Aurelio de Nobrega	42 years old	business administrator	085.947.538-70	Officers without Specific Designation	May 15, 2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Marcos Adriano Ferreira Zoni	45 years old	Administrator	819.920.097-91	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Maria Eugênia Andrade Lopez Santos	44 years old	Economist	386.776.525-15	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Mauro Siequeroli	53 anos	business administrator	011.585.128-30	Officers without Specific Designation	May 15,2009	June, 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

Nilo Sérgio Silveira Carvalho	49 years old	Administrator	025.442.898-30	Officers without Specific Designation	March 23,2009	May 26,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Ramón Sanchez Díez	41 years old	Economist	059.396.487-03	Officers without Specific Designation	March 23,2009	May 26,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Reginaldo Antonio Ribeiro	40 years old	Economist	091.440.778-31	Officers without Specific Designation	May 15,2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Roberto Correa Barbuti	41 years old	business administrator	076.238.618-59	Officers without Specific Designation	May 15, 2009	June 05,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder
Sérgio Gonçalves	53 years old	Economist	007.641.538-46	Officers without Specific Designation	June 09,2009	August 20,2009	First Meeting of the Board of Directors to be held after Annual Meeting of 2010	No	Appointed by the controlling shareholder

12.7           – Members of Audit Committee:

a) Name	b) Age	c) Profession	d) Individual Taxpayer ID (“CPF/MF”)	e) Elective office to be held	f) Election date	g) Investidure date	h) Expected term of office	i) Other positions or functions to performed in the Company	j) Appointmen
Maria Elena Cardoso Figueira	44 years old	Economist	013.908.247-64	Coordinator	March 22,2010	Subject to approval of election by the Brazilian Central Bank	March 22,2011	No	Appointed by the controlling shareholder
Celso Clemente Giacometti	67 years old	business administrator	029.303.408-78	Member	March 22,2010	Subject to approval of election by the Brazilian Central Bank	March 22,2011	Independent Director	Appointed by the controlling shareholder
Sérgio Darcy da Silva Alves	64 years old	Economist	050.933.687-68	Member	March 22,2010	Subject to approval of election by the Brazilian Central Bank	March 22,2011	No	Appointed by the controlling shareholder
Paulo Roberto Simões da Cunha	59 years old	Accountant	567.047.048-68	Technical Qualified Member	Marc 22,2010	Subject to approval of election by the Brazilian Central Bank	March 22,2011	No	Appointed by the controlling shareholder

12.8

“a” – Background of the Board of Directors, of Executive Officers and the Audit Committee:

1) Board of Directors

Marcial Angel Portela Alvarez. Mr. Portela is Spanish and was born on March 23, 1945.  He holds a bachelor’s degree in political science from the Universidad de Madrid in Spain and a master’s degree in sociology from the University of Louvain in Belgium. He is currently the executive vice president of Banco Santander, S.A., where he is responsible for all of the Latin American operations. He is a member of the board of directors of Banco Santander Mexico S.A. and vice president of Banco Santander Chile S.A. He started at Banco Santander as the executive vice president responsible for technology, operations, human resources and efficiency programs. In 1998 he worked for Comunitel, S.A. in Spain and from 1996 to 1997 he served as president of Telefonica International and from 1992 to 1996 he served as member of the board of directors of Telefonica S.A. (Spain).  From 1991 to 1996 he served as administrator for Corporación Bancaria España, S.A. —Argentaria and as the chairman of the board of directors of Banco Español de Crédito S.A. Banesto.  From 1990 to 1991 he worked for Banco Exterior de España, S.A. in Spain.  In September 2009 he was elected as a member of the board of directors of Banco Santander (Brasil) S.A. Mr. Portela’s business address is Costa Brava, 49, 7th Floor, 280034, Madrid, Spain.

Fabio Colletti Barbosa.  Mr. Barbosa is Brazilian and was born on October 3, 1954.  He holds a bachelor’s degree in business economics science from Fundação Getúlio Vargas in São Paulo and an MBA from the Institute for Management and Development in Lausanne.  As the vice chairman of our board and our president, he is responsible for our company’s strategy in Brazil.  Mr. Barbosa has been engaged in the money market for 23 years.  He was the chairman of the board of directors of Banco ABN AMRO Real S.A. from 1996 to 2009. Mr. Barbosa joined Banco ABN AMRO Real S.A. in 1995 as head of corporate banking and finance and, during the period from 1996 to 1998, was in charge of Banco Real’s strategy in Brazil.  Currently, he is the president of Banco Santander (Brasil) S.A. and an executive officer of Companhia Real de Valores — Distribuidora de Títulos e Valores Mobiliários, .  He is member of the board of directors of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Santander Leasing S.A. — Arrendamento Mercantil and Real Microcrédito Assessoria Financeira S.A. Mr. Barbosa is also a member of the Board of Directors of Petróleo Brasileiro S.A. —Petrobrás, president of the Brazilian Banking Federation — FEBRABAN and member of the Social and Economic Development Council of the Presidency of Brazil.  Mr. Barbosa’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

José Antonio Alvarez Alvarez.  Mr. Alvarez is Spanish and was born on January 6, 1960.  He holds a bachelor’s degree in business economics science from the Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business.  He started at Banco Santander, S.A. in Spain in 2002 as the head of finance management and in November 2004 was named chief financial officer.  He served as financial director of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002 and as financial director of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999.  He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993.  In September 2009 he was elected as a member of the board of directors of Banco Santander (Brasil) S.A.   He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and is a member of the board of directors of Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.  Mr. Alvarez’s business address is Pereda, 1st Floor, 28660 Boadilla del Monte, Madrid, Spain.

José Manuel Tejón Borrajo.  Mr. Tejon is Spanish and was born on July 11, 1951.  He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain.  He started at Banco Santander, S.A. in Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control.  Within Grupo Santander, he also serves as the president of the board of directors of Banco de Albacete, S.A., the president of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investment, S.A., the vice president of the board of directors of Santander Investment I, S.A., director of Santander Holding Internacional, S.A., director of Santusa Holding, S.L., vice president of the board of directors of Santander Holding Gestión, S.L., president of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L., president of the board of directors of Grupo Empresarial Santander, S.L. In September 2009 he was elected as a member of the board of directors of Banco Santander (Brasil) S.A. Mr. Tejon’s business address is Edificio Amazonia, 1st Floor, 28660 Boadilla del Monte, Madrid, Spain.

José de Menezes Berenguer Neto.  Mr. Berenguer is Brazilian and was born on September 10, 1966.  He graduated in 1989 with a law degree from Pontifícia Universidade Católica in São Paulo.  As member of our board of directors and our senior vice president, he is responsible for our global wholesale banking operations, including Global Banking & Markets, Treasury, Asset Management and Private Banking.  Mr. Berenguer has been engaged in treasury and investment banking for 24 years.  He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998.  Mr. Berenguer was a board member of the Stock Exchange of Rio de Janeiro (Bolsa de Valores do Rio de Janeiro) between 2000 and 2002.  In 2002 he became a board member of BM&F. He is currently an executive director of FEBRABAN, the Brazilian Banking Federation.  He is André Fernandes Berenguer’s brother.  He is also an executive officer of Companhia Real de Valores – Distribuidora de Títulos e Valores Mobiliários, Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE).  Mr. Berenguer’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

José de Paiva Ferreira.  Mr. Ferreira is Portuguese and was born on March 1, 1959.  He holds a degree in business administration from Fundação Getúlio Vargas, a post‑graduate degree in business from the Fundação Getúlio Vargas and an MBA from the Wharton School of Business.  As member of our board of directors and our senior vice president, he is the head of the retail marketing distribution channels and retail products area of Santander Brasil.  Mr. Ferreira has been engaged in the money market for 35 years.  He started at Banco Bradesco in 1973 and joined Banco Geral do Comércio in 1978 as chief assistant of services and served as an executive vice president/executive director of Banco Geral do Comércio, Santander Noroeste S.A., Banco Meridional and Banco Banespa.  He is also an executive officer of Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE), Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. and Universia Brasil S.A. In addition, he is a member of the board of directors of Universia Brasil S.A. and Real Microcrédito Assessoria Financeira S.A. Mr. Ferreira’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

José Roberto Mendonça de Barros.  Mr. Mendonça is Brazilian and was born on February 7, 1944.  He holds a bachelor’s degree, post‑graduate and doctorate degree in economics from the University of São Paulo and a post‑doctorate degree in economics from Yale University.  He is currently a member of the board of directors of BM&FBOVESPA and Tecnisa, a member of the advisory board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners.  He is also a member of the consulting chamber of the Novo Mercado of BM&FBOVESPA.  In September 2009 he was elected as an independent member of the board of directors of Banco Santander (Brasil) S.A. He was a member of the board of directors of GP Investments, of Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economia da FIESP, Companhia Energética de São Paulo, Electricidade de São Paulo, Companhia Paulista de Força e Luz and Companhia de Gás de São Paulo.  Mr. Mendonça’s business address is Avenida Brigadeiro Faria Lima, 1739, 5th Floor, São Paulo, SP 01310‑916, Brazil.

Viviane Senna Lalli.  Ms. Senna is Brazilian and was born on June 14, 1957.  She holds a bachelors degree in psychology from the Pontifícia Universidade Católica in São Paulo.  From 1981 to 1996 she worked as a psychotherapist of adults and children. In September 2009 she was elected as an independent member of the board of directors of Banco Santander (Brasil) S.A. She is also a member of the board of President Luís Inácio Lula da Silva (CDES), of the advisory board of Febraban and Citibank Brasil, of the board of education of CNI and FIESP, of the boards of Institutos Coca‑Cola, Energias do Brasil, ADVB e Todos pela Educação and of the orientation and social investment committees of Banco Itaú and Unibanco.  Ms. Senna’s business address is Rua Dr. Olavo Egídio, 287, 16th floor, São Paulo, SP 01310‑916, Brazil

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born in October 13, 1943. He holds a degree in business administration from Faculdade de Economia São Luís and is graduated with a accounting sciences degree from Faculdade de Ciências Econômicas de Ribeirão Preto. He started his carrier in 1960, as auditor of Citibank. From 1960 to 2000 was President of Arthur Andersen. He worked for Souto Vidigal Family Office from 2004 to 2006. Nowadays he is quotaholder of Giacometti Serviços Profissionais Ltda. In February 2010 she was elected as an independent member of the board of directors of Banco Santander (Brasil) S.A. He is also member of statutory boards of CTEEP – Transmissão Paulista, Tarpon Investimentos, Marisa S.A., LLX Logística e AMBEV. Mr. Giacometti’s business address is Avenida Vereador José Diniz, 3725 – 6th floor, conj. 61 - São Paulo, SP – CEP 04641-000, Brazil.

2) Executive Officers

Angel Oscar Agallano.  Mr. Agallano is Argentinean and was born on March 18, 1957.  He holds a degree in senior management from the Escuela de Dirección e Negócios (IAE) of the Universidad Austral de Argentina.  As one of our executive vice presidents, he has been the head of operations and technology for Santander in Brazil since 2004 and was responsible for the integration of Banco ABN AMRO Real S.A. and Banco Santander (Brasil) S.A..  Mr. Agallano has been engaged in the money market for 33 years.  He started at Santander in Buenos Aires, Argentina in 1986.  From 1997 to 2000, Mr. Agallano was a member of the board of Santander in Argentina and from 2002 to 2003 he acted as a member of the Santander Venezuela board.  He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE), Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., and Agropecuária Tapirapé S.A. Mr. Agallano’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

Carlos Alberto López Galán. Carlos Alberto López Galán.  Mr. Galán is Spanish and was born on November 6, 1962.  He holds a bachelor’s degree in business economics science from Universidad Autónoma de Madrid in Spain and a master’s degree in financial markets from Universidad Pontifícia Comillas in Spain.  As one of our executive vice presidents, he is the investor relations and chief financial officer of Banco Santander (Brasil) S.A..  Mr. Galán has been engaged in the money market for 22 years.  He started at the Santander Group as an analyst in November 1986 and in 1995 he became the controller for Santander Financial Products.  From July 1997 to January 1999, he served as vice president of Santander Investment México.  Mr. Galán also served from July 1999 to August 2006 as chief financial officer and operating officer and a board member for the following companies:  Santander Brasil, Afore, Gestora, Aseguradora, Casa de Bolsa and Universia.  Currently, he serves as a board member for the Grupo Financiero Santander Serfin and for the following companies:  Isban Brasil S.A. Altec, Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.S. and Aseguradora S.S. In 2006, Mr. Galán was transferred to Santander Brasil as chief financial officer and has been one of our vice presidents since then. He is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE), Santander Administradora de Consórcios Ltda., Santander Leasing S.A. Arrendamento Mercantil, Agropecuária Tapirapé S.A. and Norchem Participações e Consultoria S.A. He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil). Mr. Galán’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

Gustavo José Costa Roxo da Fonseca.  Mr. Fonseca is Brazilian and was born on February 4, 1967.  He holds a master’s degree in electrical engineering from Escola Politécnica da Universidade de São Paulo and an MBA from the MIT Sloan School of Management in Cambridge, Massachusetts.  As one of our executive vice presidents, he is responsible for operations and information technology.  Mr. Fonseca has been engaged in the information technology area for 18 years.  He was a software engineer at the Brazilian Navy in the advanced research center from 1991 through 1993 and a project manager of Sectrum Consultoria from 1993 through 1997 and worked in the information technology area of Banco ABN AMRO Real S.A.  Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE), Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.), Santander Administradora de Consórcios Ltda., Santander Leasing S.A. Arrendamento Mercantil, Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Webmotors S.A. and Celta Holdings S.A. He is also member of the board of directors of Real Microcrédito Assessoria Financeira S.A., Isban Brasil S.A., Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil), Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil) and Tecnologia Bancária S.A. Mr. Fonseca’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

João Roberto Gonçalves Teixeira. João Roberto Gonçalvez Teixeira.  Mr. Teixeira is Brazilian and was born on May 30, 1965.  He holds an MBA from the London Business School and a master’s degree in economics from Pontifícia Universidade Católica in Rio de Janeiro.  As one of our executive vice presidents, he is responsible for corporate and business banking.  Mr. Teixeira has been engaged in the money market for 15 years.  He served as a special advisor of the Ministry of Treasury in 1993 and was head of foreign affairs for the Brazilian Secretary of Political Economics.  Mr. Teixeira was a managing director of Dresdner Kleinwort Wasserstein from 1994 through 2002 and has been in the Santander Group ever since.  Currently, he is an executive officer of .  He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil. Mr. Teixeira’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

Oscar Rodriguez Herrero.  Mr. Rodriguez is Spanish and was born on October 4, 1971.  He holds a bachelor’s degree in business administration from the Colégio Universitário de Estúdios Financieros in Madrid, Spain and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois.  As one of our executive vice presidents, he is the head of our risk management area.  Mr. Rodriguez has been engaged in the money market for 15 years.  He served as an analyst of credit risk of Santander Investment in Spain from 1994 to 1998.  He was a consultant at McKinsey & Co in the United States and Spain from 2000 to 2004.  Mr. Rodriguez also served as credit risk director of the wholesale banking and corporate areas of Banco Santander (Brasil) S.A. from 2004 to 2006.  Currently, he is an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE).   He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil).  Mr. Rodriguez’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011,, Brazil.

Pedro Paulo Longuini.  Mr. Longuini is Brazilian and was born on June 7, 1957.  He holds a degree in mechanical engineering from Instituto Tecnológico de Aeronáutica.  As one of our executive vice presidents, he is in charge of Corporate Affairs, including the legal department and compliance.  Mr. Longuini has been engaged in the money market for 24 years.  He was a vice president of Citibank S.A. from 1985 through 1996.  Mr. Longuini joined Banco ABN AMRO Real S.A. in 1996 as controller and in 1999 became the executive officer of operations and financial control.  Mr. Longuini was vice president of Banco ABN AMRO Real from 2003 to 2009 and is vice president of Banco Santander (Brasil) S.A.. Currently, he is also an executive officer of Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE), Companhia Real de Valores — Distribuidora de Títulos e Valores Mobiliários, Santander Leasing S.A. Arrendamento Mercantil, Aymoré Crédito, Financiamento e Investimento S.A., Santander Administradora de Consórcios Ltda., Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.), Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Santander Advisory Services S.A., Agropecuária Tapirapé S.A., Isban Brasil S.A., Universia Brasil S.A. and Norchem Participações e Consultoria S.A.  He is also member of the board of directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil).  Mr. Longuini’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

Arnaldo Penteado Laudisio.  Mr. Laudisio is Brazilian and was born on August 17, 1963.  He holds a law degree from the Universidade de São Paulo.  As one of our executive directors, he is the head of our litigation legal department.  Mr. Laudisio has been engaged in the legal area for 24 years.  He was a partner of Goulart Penteado, Lervolino e Lefosse Advogados from 2000 through 2006.  Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda. Mr. Laudisio’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 9th floor, São Paulo, SP, 04543-011, Brazil.

Fernando Byington Egydio Martins. Fernando Byington Egydio Martins.  Mr. Martins is Brazilian and was born on January 7, 1957.  He holds a degree in business administration from Fundação Armando Alvares Penteado.  As one of our executive directors, he is responsible for trademark strategy and corporative communication.  Mr. Martins has been engaged in the money market for 30 years.  He was the chief of the business and foreign relations department of Banco Itaú S.A. from 1985 through 1986.  He managed his own clothing business at Mahay Ltda.  From 1986 through 1987, and was an officer of Metroplan from 1987 through 1992.  He was an officer of Banco ABN AMRO Real S.A. from 1992 to 2009 and is executive officer of Banco Santander (Brasil) S.A..  Currently he is an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.), Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE), Aymoré Crédito, Financiamento e Investimento S.A., Santander Leasing S.A. Arrendamento Mercantil.  Mr. Martins’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 8th floor, São Paulo, SP, 04543-011, Brazil.

Francisco Di Roberto Junior.  Mr. Di Roberto is Brazilian and was born on December 28, 1952.  He holds a degree in business administration from Fundação Mineira de Educação e Cultura.  As our executive director, he is responsible for private banking.  Mr. Di Roberto has been engaged in the money market for 29 years.  He was a credit analyst, banking relations manager and treasurer of Du Pont do Brasil S.A. from 1980 through 1985, assistant vice president from 1985 through 1986, vice president of corporate banking of Citibank, N.A. from 1986 through 1990 and vice president of Citicorp Investment Bank — International Corporate Finance Division NY from 1990 through 1992.  From 1992 to 1995, Mr. Di Roberto was a corporate banking director at Citibank S.A.  In 1995, he started as corporate banking director in Banco ABN AMRO S.A. and Banco ABN AMRO Real S.A. until 2001.  From 2001 through 2004, he was a senior vice president at ABN AMRO in Miami, from 2005 until 2006 he was a president in Uruguay of Banco ABN AMRO S.A.  From 2006 to 2008, he was the head of Spanish speaking countries in Banco ABN AMRO Real S.A.  Currently he is also an executive officer of Santander Advisory Services S.A. Mr. Di Roberto’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 18th floor, São Paulo, SP, 04543-011, Brazil.

Javier Fonseca Viader.   Mr. Viader is Spanish and was born on January 17, 1972.  He holds a degree in business administration from Universidad Antonio de Nebrija in Madrid.  As our executive director, he has been responsible for internal audit for Banco Santander (Brasil) S.A. since 2005.  Mr. Viader has been engaged in internal audit for 13 years.  He started his career at the Santander Group in 1996.  Mr. Viader’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 10th floor, São Paulo, SP, 04543-011, Brazil.

José Roberto Machado Filho.  Mr. Machado is Brazilian and was born on August 25, 1968.  He holds a degree in electrical engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a master’s degree in business, economics and finance from the Universidade de São Paulo.  As one of our executive directors, he is responsible for real estate finance and mortgage credit.  Mr. Machado has been active in the treasury business for 17 years.  He was an engineer for Keumkang Limited from 1990 through 1991, a foreign exchange manager from 1992 through 1995 and a manager of emerging markets trading desk from 1992 through 1996 of Banco CCF Brasil S.A.  He was also an executive officer of Banco Rabobank Internacional Brasil S.A. from 1998 through 2003 and was an executive officer of Banco ABN AMRO Real S.A. from 2003 to 2009.  Currently, he is an executive officer of Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE), Webmotors S.A. and Companhia Real de Valores — Distribuidora de Títulos e Valores Mobiliários. He is also member of the board of directors of Companhia Brasileira de Securitização — Cibrasec. Mr. Machado’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 15th floor, São Paulo, SP, 04543-011, Brazil.

Lilian Maria Ferezim Guimarães.  Ms. Guimarães is Brazilian and was born on August 26, 1960.  She holds a degree in business administration from the Fundação Getulio Vargas, a specialization degree in human resources also from the Fundação Getulio Vargas and a specialization degree in business administration from Fundação Dom Cabral and she holds a post‑graduate degree in hotel administration from Senac, São Paulo.  As one of our executive directors, she is responsible for the development and implementation of human resources policies.  Ms. Guimarães has been engaged in the human resources area for 26 years.  She was an analyst of employee compensation for Unibanco — União de Bancos Brasileiros S.A. from 1984 through 1986, a compensation manager for Citibank S.A. from 1986 through 1991, a finance consultant of Hay do Brasil Consultores Ltda. from 1991 through 1993, a manager of human resources development of Banco Nacional S.A. from 1993 through 1995, a human resources director for Banco Inter‑Atlantico from 1996 through 1997, a human resources director of Origin Brasil from 1997 through 2000 and the human resources director of Banco ABN AMRO Real S.A. from 2000 to 2006. Currently, she is an executive officer of Banco Santander (Brasil) S.A. and the head of human resources for the Santander Brasil Group. She is also executive officer of Universia Brasil S.A. Ms. Guimarães’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 6th floor, São Paulo, SP, 04543-011, Brazil.

Luciane Ribeiro.  Ms. Ribeiro is Brazilian and was born on June 7, 1963.  She holds a degree in economics from Fundação Armando Alvares Penteado.  As one of our executive directors, she is currently responsible for Santander Brasil asset management operations.  Ms. Ribeiro has been engaged in the banking market for 25 years.  She started at BankBoston in 1983 and in 1985 she began working for Banco Safra S.A., and served as an investment advisor from 1996 to 1999.  She was an officer of Banco J. Safra S.A. from 1999 to 2002 and an executive officer of Safra Asset Management since 2002.  She started working for Banco ABN AMRO Real S.A. S.A. in 2006 as a securities portfolio manager.  Currently, she is also President of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. She is also member of the board of directors of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. and President of the management council of Ethical Fund.  She is also a coordinator of the Database subcommission and of the investment funds commission of ANBID and a member of the asset management committee of ANDIMA and of the communication committee of IBGC.  Ms. Ribeiro’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 18th floor, São Paulo, SP, 04543-011, Brazil.

Luis Felix Cardamone Neto.  Mr. Cardamone is Brazilian and was born on June 19, 1965.  He studied business administration at Fundação Lusíada — Faculdade de Administração de Empresas de Santos.  As one of our executive directors, he is responsible for Aymoré businesses.  Mr. Cardamone has been engaged in the money market for 27 years.  He was a sales assistant of Banco Antônio de Queiroz from 1982 through 1985, manager of Banco Comind in 1985 and chief in administration services and manager of Banco Itaú S.A. from 1985 through 1987, was at Banco ABN AMRO Real S.A. from 1988 to 2009 and is executive officer of Banco Santander (Brasil) S.A..  Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil), Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil), Santander Administradora de Consórcio Ltda., Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.), Webmotors S.A. and Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE). He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil).  Mr. Cardamone’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 15th floor, São Paulo, SP, 04543-011, Brazil.

Marco Antonio Martins de Araújo Filho.  Mr. Araújo is Brazilian and was born on June 19, 1965.  He holds a law degree from the Universidade de Brasília (1987) and an LLM in international business and trade law from Fordham University in New York, New York (1992).  He is licensed to practice law in Brazil (1988) and in the State of New York, United States (Appellate Division, 2nd Department — 1993).  Mr. Araújo has been engaged in the legal area for more than 20 years.  He was a partner of Araújo & Castro Advogados in 1988, a parliamentary advisor from 1989 to 1991 and a senior lawyer for Banco Itaú BBA S.A. from 1994 to 2003.  He joined ABN AMRO in 2003, and was ABN AMRO’s Latin America General Counsel and an executive director of Banco ABN AMRO Real S.A., covering eight countries in Latin America, including Brazil.  In 2008, Mr. Araujo became an executive director of Banco Santander (Brasil) S.A..  He heads the legal department on transactional and corporate matters.  Mr. Araujo’s team supports all commercial areas of the bank and handles the corporate work relating to companies of the Santander Brasil Group (joint ventures, acquisitions, divestments, preparation and monitoring of minutes, general shareholders’ meetings).  In 2007, the Brazilian Minister of Finance appointed Mr. Araujo as a council member to the Brazilian Financial System Administrative Court of Appeals, or “CRSFN”, where he currently holds the Vice‑President chair.  Currently, he is also an executive officer of REB Empreendimentos e Administradora de Bens S.A. Mr. Araújo’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 9th floor, São Paulo, SP, 04543-011,Brazil.

Marcos Matioli de Souza Vieira.  Mr. Vieira is Brazilian and was born on January 4, 1961.  He holds a degree in business administration from Fundação Getúlio Vargas.  As one of our executive directors, he is responsible for corporate development and private equity.  Mr. Vieira has been active in the banking market for 26 years.  He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com Ltda. from 1986 to 1987.  He started as a credit manager for Banco ABN AMRO Real S.A. in 1987 and was an executive director of Banco ABN AMRO Real S.A. from 1998 to 2009 and is an executive officer of Banco Santander (Brasil) S.A. Currently, he is also an executive officer of Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários   and Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.).    He is also member of the board of directors of Companhia de Arrendamento Mercantil RCI Brasil (formerly named Companhia de Arrendamento Mercantil Renault do Brasil), Companhia de Crédito, Financiamento e Investimento RCI Brasil (formerly named Companhia de Crédito, Financiamento e Investimento Renault do Brasil), Real Microcrédito Assessoria Financeira S.A., Celta Holdings S.A., Companhia Brasileira de Soluções e Serviços S.A. — Visa Vale, Fidelity Processamento e Serviços S.A. and Tecnologia Bancária S.A. Mr. Vieira’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 27th floor, São Paulo, SP, 04543-011, Brazil.

Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian and was born on July 14, 1963.  She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo and has a specialization degree in human resources from the University of Michigan.  As one of our executive directors, she is responsible for the creation of our sustainable development area in Santander Brasil and the implementation of the sustainability concept throughout the organization.  Ms. Paiva has been engaged in the sustainability area for almost 8 years.  She was the human resources manager for Banco Nacional S.A. from 1981 to 1994 and for Banco ABN AMRO Real S.A. in the Regional Office for Latin America and the Caribbean and head of the Global Human Resources Department in the Commercial and Consumer clients business in ABN AMRO Bank, NV.  She has been our executive officer since 1994.  Currently, she is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A. Ms. Paiva’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 7th floor, São Paulo, SP, 04543-011, Brazil.

Pedro Carlos Araújo Coutinho.  Mr. Coutinho is Brazilian and was born on April 2, 1966.  He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações — INCOR — MG, a postgraduate degree in financial administration from Fundação Dom Cabral and an MBA with a focus on marketing from Instituto de Ensino e Pesquisa — INSPER.  As one of our executive directors, he is responsible for the points of sale of Banco Santander (Brasil) S.A..  Mr. Coutinho has been engaged in the money market for 25 years.  He was responsible for the small and middle companies segment in Banco Nacional S.A. from 1983 to 1995, was a retail manager of Unibanco S.A. from 1995 to 1997 and has been an executive officer of Banco Santander (Brasil) S.A. since 1997.  Mr. Coutinho’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 23rd floor, São Paulo, SP, 04543-011, Brazil

Wagner Augusto Ferrari.  Mr. Ferrari is Brazilian and was born on August 7, 1958.  He holds a degree in business administration from Instituto Amador Aguiar — Osasco and an MBA from Instituto de Ensino e Pesquisa — INSPER.  As one of our executive directors, he is responsible for the retail area.  Mr. Ferrari has been engaged in the money market for 25 years.  He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and executive officer of Banco ABN AMRO Real S.A. from 1983 to 2009.  Currently, he is also a member of the board of directors of Real Microcrédito Assessoria Financeira S.A. Mr. Ferrari’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 23rd floor, São Paulo, SP, 04543-011, Brazil.

Alexandre Schwartsman.  Mr. Schwartsman is Brazilian and was born on February 7, 1963.  He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo, a master’s in economics from the Universidade de São Paulo and a Ph.D in economics from the University of California.  As one of our officers, he is the head of economic research.  Mr. Schwartsman has been engaged in the economics research area for more than 20 years.  He was a professor of economics at Pontifícia Universidade Católica de São Paulo from 1987 to 1991, a professor of economics at the Universidade de São Paulo from 1990 to 1991, a teaching assistant at the University of California in 1994, a professor of economics at Instituto de Ensino e Pesquisa — INSPER, an economist for Unibanco — União de Bancos Brasileiros S.A. from 1985 to 1986, an economist for Companhia Brasileira de Distribuição from 1986 to 1991, chief economist for Crédit Agricole Indosuez Emerging Markets from 1995 to 1998, chief economist and research officer for Indosuez W.I. Carr Securities from 1991 to 2001, chief economist and chief of research of BBA Corretora, chief economist and officer of Unibanco — União de Bancos Brasileiros S.A. in 2003, the Deputy Governor for International Affairs at Banco Central do Brasil from 2003 to 2006 and chief economist in Latin America of Banco ABN AMRO Real S.A. from 2006 to 2008 and  chief economist in Brasil from 2008 to 2009.  Mr. Schwartsman’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Amancio Acúrcio Gouveia.  Mr. Gouveia is Brazilian and was born on March 31, 1963.  He holds a degree in accounting from the Universidade Santa Úrsula.  As one of our officers, he supervises accounting management.  Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years.  He was an audit manager for KPMG until 1991, accountancy manager of Unibanco — União de Bancos Brasileiros S.A. from 1991 to 1999, supervisory manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001 and has been an accountancy controlling manager of the Santander Group since 2001.  Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros S.A., Santander Capitalização S.A., Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE) and Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.). He is also member of the Fiscal Council of Companhia Energética de São Paulo.  Mr. Gouveia’s business address is Rua Amador Bueno, 474, Santo Amaro, São Paulo, SP 04752‑005, Brazil.

André Fernandes Berenguer.  Mr. Berenguer is Brazilian and was born on January 13, 1968.  He holds a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas.  As our officer, he is responsible for Global Transaction Banking.  Mr. Berenguer has been engaged in the money market for over 20 years.  He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO — Grupo Odebrecht from 1988 through 1992, financial manager of Tenenge S.A. — Grupo Odebrecht from 1993 through 1996, relationship manager of Banco BBA Creditanstalt S.A. from 1996 through 2000, senior manager of BBA Securities Corp., NY from 2000 through 2001, Director of ING Wholesale Bank and has been at Santander Brasil since 2007.  He is José de Menezes Berenguer Neto’s brother.  Mr. Berenguer’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Antonio Fernando Laurelli Ribeiro.  Mr. Ribeiro is Brazilian and was born on April 17, 1958.  He holds a degree in business administration and a master’s degree in finance from Fundação Getúlio Vargas. As one of our officers, he is the executive supervisor of compliance in Latin America. Mr. Ribeiro has been engaged in the money market for 29 years. He was the planning manager of Credicard S.A. Adm de Cartões de Crédito from 1980 through 1982, credit analyst of Bank of America N.T. & S.A. from 1982 through 1985, manager of the public sector companies area at Citibank N.A. from 1985 through 1986, manager at ABN AMRO Bank from 1991 through 1998 and started at Banco ABN AMRO Real S.A. in 1998 as financial institutions manager of Banco ABN AMRO Real S.A.  Mr. Ribeiro was compliance supervisor in Latin America of Banco ABN AMRO Real S.A.  from 2006 to 2009.  Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE), Santander Administradora de Consórcios Ltda. and Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.). Mr. Ribeiro’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 9th floor, São Paulo, SP, 04543-011, Brazil.

Antonio Pardo de Santayana Montes.  Mr. Montes is Spanish and was born on November 5, 1971.  He holds a degree in economics and a law degree from the Universidade Pontifícia Comillas in Icade.  As one of our officers, he is responsible for the development of policies, systems, methods and risk control.  Mr. Montes has been engaged in the accountancy area for 14 years.  He was an advisor of PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano Santander Investment from 1998 to 2000, and senior manager of Monitor Company from 2000 to 2005 and has been with the Santander Group since 2008.  Mr. Montes’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 14th floor, São Paulo, SP, 04543-011, Brazil.

Carlos Leibowicz.  Mr. Leibowicz is Argentine and was born on December 31, 1970.  He holds a degree in economics from the Universidad Nacional de Cuyo (Mendoza, Argentina).  As our officer, he is responsible for wholesale clients.  Mr. Leibowicz has been engaged in the banking market for 15 years.  He started his career at ABN AMRO Bank N.V., Argentina, in 1994, where he was a corporate banking officer from 1996 through 1998 and head of risk management from 1998 through 2002.  In 2002, he started at Banco ABN AMRO Real S.A. as a senior manager, where he held several positions, including head of Latin America risk management, where he stayed until 2005, when he went back to ABN AMRO Bank N.V. as global head of Country risk management.  After that, Mr. Leibowicz was a vice president at Banco Antonveneta S.p.A. from 2006 through 2008, a chief risk officer of Banco ABN AMRO Real S.A. in 2008 and has been at Banco Santander (Brasil) S.A. since October 2008 as head of Corporate banking.  Mr. Leibowicz’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Cassius Schymura.  Mr. Schymura is Brazilian and was born on February 19, 1965.  He holds a degree in electrical engineering from the Pontifícia Universidade Católica in Rio de Janeiro and a master’s in business administration from Fundação Dom Cabral.  As one of our officers, he is responsible for the products, payment and credit cards areas.  Mr. Schymura has been engaged in the financial products area for 20 years.  He was the investment products manager for Banco Nacional S.A. from 1989 to 1991, products and marketing manager of Cardway Processamento from 1991 to 1994, products manager of Cartão Nacional from 1994 to 1996, marketing and products supervisory manager of Unicard Banco Múltiplo S.A. from 1996 to 1999, senior associate of Booz Allen & Hamilton in 1999, a board member and the president officer of Idéiasnet S.A. from 2000 to 2001, and the general manager of SOFTCORP from 2001 to 2004 and has been with the Santander Group since 2004. Currently, he is also member of the board of directors of Companhia Brasileira de Soluções e Serviços an Santander Getnet Serviços para Meios de Pagamento S.A.  Mr. Schymura’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 17th floor, São Paulo, SP, 04543-011, Brazil.

Ede Ilson Viani.  Mr. Viani is Brazilian and was born on September 5, 1967.  He holds a degree in accounting from Faculdades Tibiriça and an MBA from Instituto de Ensino e Pesquisa — INSPER.  As one of our officers, he is responsible for the small and medium enterprises business area.  Mr. Viani has been engaged in the money market for 26 years.  He was an auditor of Banco Itaú S.A. from 1986 to 1990.  He started as a senior auditor of BankBoston S.A., where he was a managing officer from 2005 to 2007 and has been our managing officer of business since 2007.  Mr. Viani’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Eduardo Müller Borges.  Mr. Borges is Brazilian and was born on September 12, 1967.  He holds a degree in business administration from the Pontifícia Universidade Católica.  As one of our officers, he is responsible for the corporate and investment banking areas.  Mr. Borges has been engaged in the local and international money market for 16 years.  He was an international trade manager and then an international capital markets senior manager of the First National Bank of Boston, São Paulo from 1993 to 1996, vice president in emerging markets syndicated loans of BancBoston Robertson Stephens Inc. in Boston, Massachusetts from 1996 to 1999, officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000, capital markets vice president of Banco JP Morgan S.A. from 2000 to 2002, capital markets vice president of Banco Santander Brasil S.A. from 2002 to 2004, officer of ING Bank N.V. São Paulo from 2004 to 2005 and has been working at Banco Santander (Brasil) S.A. again since 2005. Mr. Borges’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Flávio Tavares Valadão.  Mr. Valadão is Brazilian and was born on July 1, 1963.  He holds a degree in electrical engineering from Escola de Engenharia Mauá, a master’s in electrical engineering from the University of Lille in France and an accounting and finance degree from the Instituto Brasileiro de Mercado de Capitais.  As one of our officers, he is responsible for the mergers and acquisitions area.  Mr. Valadão has been engaged in the banking business for 20 years.  He was a corporative finance officer for Banco Paribas from 1990 to 1998 and after then worked for Banco ABN AMRO Real S.A.  Mr. Valadão’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 24th floor, São Paulo, SP, 04543-011, Brazil.

Gilberto Duarte de Abreu Filho.  Mr. Abreu is Brazilian and was born on August 7, 1973.  He holds a degree in industrial engineering from the Universidade de São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts.  As one of our officers, he is responsible for our insurance operations.  Currently, he is also an executive officer of Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A.  He has been leading our insurance business for the last 4 years and previously managed alternative channels of the Santander Brasil Group.  Before joining Banco Santander (Brasil) S.A.,  Mr. Abreu was a senior engagement manager at McKinsey & Company, performing projects in both financial and retail practices.  Mr. Abreu’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 22nd floor, São Paulo, SP, 04543-011, Brazil.

Jamil Habibe Hannouche.  Mr. Hannouche is Brazilian and was born on June 23, 1960.  He holds a degree in mechanical engineering from Universidade Mogi da Cruzes — UMC, a specialization degree in finance and an MBA from Instituto de Ensino e Pesquisa — INSPER.  As one of our officers, he is responsible for the “Universidades” area in the retail segment.  Mr. Hannouche has been engaged in the money market for 25 years.  He was a sales officer for Banco Nacional S.A. from 1983 to 1995, retail officer of Unibanco — União de Bancos Brasileiros S.A. from 1997 to 2000 and vice president of the universities sector of Banco Santander (Brasil) S.A. since 2007.  Mr. Hannouche’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 19th floor, São Paulo, SP, 04543-011, Brazil.

João Batista Videira Martins.  Mr. Martins is Brazilian and was born on March 1, 1957.  He holds a degree in economics from the Fundação Armando Alvares Penteado and a postgraduate degree in financial administration from the Pontifícia Universidade Católica and the Universidade de São Paulo.  As one of our officers, he is responsible for the retail area.  Mr. Martins has been engaged in the money market for 30 years.  He was a credit officer of Banco Itaú S.A. from 1995 to 2004, credit and collection officer of Banco J. Safra from 2004 to 2006 and has been at Banco Santander (Brasil) S.A. since 2006.  Mr. Martins’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil

João Guilherme de Andrade Só Consiglio.  Mr. Consiglio is Brazilian and Italian and was born on December 07, 1968.  He holds a degree in economics from the Universidade de São Paulo, an incomplete masters course in economics from the Fundação Getúlio Vargas and a Post Laurea from the Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio.  As one of our officers, he is currently responsible for Business segment.  Mr. Consiglio has been engaged in money markets for 15 years.  He was an economist at Bunge (Serfina S.A. Adm e Participações) from 1990 to 1994, a manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995 and has been at Banco ABN AMRO Real S.A. and subsequently Banco Santander (Brasil) S.A. since 1995, where he started as the corporate banking manager, then assumed corporate development and private equity functions until 2005 when he became responsible for products.  He served as a member of the board of directors at CBSS (Visa Vale) until 2008.  Currently, he is also member of the board of directors of Câmara Interbancária de Pagamentos — CIP and member of the Conselho Superior of FUNCEX.  Mr. Consiglio’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 25th floor, São Paulo, SP, 04543-011, Brazil.

Joel Michael Roberto.  Mr. Roberto is North American and was born on October 20, 1966.  He holds a degree in philosophy from the University of California, Berkeley, and a J.D. degree from Harvard Law School.  As one of our officers, he is responsible for corporate clients in the telecommunications, media, technology, retail, and services sectors.  Mr. Roberto has been engaged in the corporate legal and international finance markets for 18 years.  He was an associate at Skadden, Arps, Slate, Meagher & Flom until from 1993 to 1997, an officer of ABN AMRO Corporate Finance Ltd. in London from 1997 to 2002 and after was with Banco ABN AMRO Real S.A. Mr. Roberto’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Luiz Felipe Taunay Ferreira.  Mr. Ferreira is Brazilian and was born on March 18, 1967. He holds a degree in business administration from the Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo and a master degree in economics from the Universidade de São Paulo.  Mr. Ferreira is also a CFA charter holder.  As one of our officers, he works in the investor’s relation department.  Mr. Ferreira has been engaged in the money market for 15 years.  He was a trader for Banco ING Brasil from 1994 to 1996 and head of equity derivatives market risk management at ING Barings, London from 1996 to 1998.  He joined Banco ABN AMRO Real S.A. in 1998 and has been with the Santander Brasil Group ever since.  Currently, he is also an executive officer of Aymoré Crédito, Financiamento e Investimento S.A. and Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. —BANDEPE).  Mr. Ferreira’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 10th floor, São Paulo, SP, 04543-011, Brazil.

Luiz Fontoura de Oliveira Reis Filho.  Mr. Oliveira is Brazilian and was born on July 10, 1968.  He holds a degree in economics from the Universidade de Brasília and an MBA from Northwestern University’s Kellogg School of Management.  As one of our officers, he is responsible for Corporate Investment Banking .  Mr. Oliveira has been engaged in the money market for 18 years.  He has been with Banco ABN AMRO S.A. since 1991.  Currently, he is also an executive officer of Companhia Petrolífera Marlim and Marlim Participações S.A. Mr. Oliveira’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 24th floor, São Paulo, SP, 04543-011.

Marcio Aurelio de Nobrega.  Mr. Nobrega is Brazilian and was born on August 23, 1967.  He holds a degree in business administration and economics from the Faculdade Santana.  As one of our officers, he is responsible for the procedures and control of treasury, derivatives, exchange and capitalization, among others.  Mr. Nobrega has been engaged in the bank business for 25 years.  He worked at Banco ABN Real AMRO Real S.A. from 1982 to 2008.  Mr. Nobrega’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian and was born on December 10, 1964.  He holds a degree in business and public administration from Unisul — Universidade do Sul de Santa Catarina.  As one of our officers, he is responsible for the management, innovation and expenses areas.  Mr. Zoni has been engaged in the banking business for 20 years.  He was a financial manager at Banco Nacional S.A. from 1990 to 1994, controlling manager at Unibanco — União de Bancos Brasileiros S.A. from 1995 to 1997, control manager of the technology direction at Banco ABN AMRO Real S.A. from 1997 to 2008 and since then has been with the Santander Brasil Group.  Mr. Zoni’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Maria Eugênia Andrade Lopez Santos.  Ms. Santos is Brazilian and was born on January 23, 1966.  She holds a degree in economics from the Universidade da Bahia and a postgraduate degree from the Fundação Getúlio Vargas. As one of our officers, she is responsible for relationships with multinational clients in Brazil.  Ms. Santos has been engaged in the corporate area for 18 years. Her business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil.

Mauro Siequeroli.  Mr. Siequeroli is Brazilian and was born on March 24, 1957.  He holds a degree in business administration from the Fundação Getúlio Vargas and a postgraduate degree in industrial resources and general administration also from the Fundação Getúlio Vargas.  As one of our officers, he is responsible for services and operations.  Mr. Siequeroli has been engaged in the back‑office for 19 years.  He was an operations officer for Banco Crefisul S.A. from 1985 through 1994, a products officer for Banco BMC from 1995 to 1998, the operations officer for Banco Bandeirantes S.A. from 1999 to 2000 and has been our managing officer since 2001.  Currently, he is also an executive officer of Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros and Real Corretora de Seguros S.A.  He is also a board member of Banesprev S.A. Mr. Siequeroli’s business address is Avenida Interlagos, 3501, Block 10, São Paulo, SP 04661‑200, Brazil.

Nilo Sérgio Silveira Carvalho.  Mr. Carvalho is Brazilian and was born on February 26, 1961.  He holds a degree in business administration from UniSantos — Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados.  As one of our officers, he is responsible for the retail area.  Mr. Carvalho has been engaged in the money market for 25 years.  He was a products managing officer for Unibanco — União de Bancos Brasileiros S.A. from 1994 to 1998, retail and technology managing officer for Santander Brasil from 1998 to 2004, executive officer of Medial Saúde S.A. from 2004 to 2008 and our retail officer since 2008.  Currently, he is also an executive officer of Santander Administradora de Consórcios Ltda., Santander Brasil Administradora de Consórcio Ltda. (formerly named ABN AMRO Real Administradora de Consórcio Ltda.), Santander Brasil Seguros S.A., Santander Seguros S.A. and Santander Capitalização S.A. Mr. Carvalho’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 20th floor, São Paulo, SP, 04543-011, Brazil.

Ramón Sanchez Díez.  Mr. Díez is Spanish and was born on October 29, 1968.  He holds a degree in economics from the Universidad Autonoma de Madrid.  As one of our officers, he is responsible for our retail banking operations.  He served as a financial analyst for Banco Santander’s New York branch from 1992 to 1997 and as an officer for strategy and analysis for Latin American banks at Banco Santander S.A. from 1997 to 2003.  He was an officer for strategy and investor relations for Banco Santander (Brasil) S.A. from 2004 to 2006.  Mr. Díez’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 20th floor, São Paulo, SP, 04543-011, Brazil.

Reginaldo Antonio Ribeiro.  Mr. Ribeiro is Brazilian and was born on May 19, 1969.  He holds a degree in economics from the Universidade Estadual de Campinas, an accounting degree from the Universidade Paulista and an MBA from FIPECAFI (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), São Paulo University.  As one of our officers, he is responsible for tax issues, tax planning strategies and corporate restructuring processes.  Mr. Ribeiro has been engaged in the tax area for 18 years.  He served as a manager for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001.  He was also a member of the fiscal counsel of the Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006.  He is an executive officer of Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros, Real Corretora de Seguros S.A. and Aquanima Brasil Ltda.  Mr. Ribeiro’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 10th floor, São Paulo, SP, 04543-011, Brazil.

Roberto Correa Barbuti.  Mr. Barbuti is Brazilian and was born on August 26, 1968.  He holds a degree in business administration from the Fundação Getulio Vargas, a law degree from the Universidade de São Paulo and an MBA from Insead.  As one of our officers, he is responsible for the equities division, which encompasses equity capital markets, cash equities, exchange traded derivatives, equity derivatives and custody.  Mr. Barbuti has been working with Banco Santander (Brasil) S.A. since February 2007, initially as the Head of Corporate Finance.  His main previous professional experiences are ten years in investment banking with the UBS Group (1997‑2007), private equity with International Venture Partners (1995‑97), M&A with Banco Patrimônio (1992‑94) and strategic business consultancy with McKinsey (1990‑92).  Currently, he is also an executive officer of Banco Bandepe S.A. (formerly named Banco de Pernambuco S.A. — BANDEPE), Companhia Real de Valores – Distribuidora de Títulos e Valores Mobiliários and Real CHP S.A.  Mr. Barbuti’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, 24th floor, São Paulo, SP, 04543-011, Brazil.

Sérgio Gonçalves.  Mr. Gonçalves is Brazilian and was born on August 7, 1956.  He holds a degree in economics from the Fundação Armando Alvares Penteado and a master’s in executive business administration from the Universidade de São Paulo.  As one of our officers, he is responsible for the government and institutions area.  Mr. Gonçalves has been engaged in the Brazilian money market for 29 years.  He was an officer of Banco Crefisul from 1987 to 1994, product officer of Nossa Caixa from 1995 to 2000 and has been our officer since 2001.  Mr. Gonçalves’s business address is Avenida Presidente Juscelino Kubitschek, 2041 e 2235, São Paulo, SP, 04543-011, Brazil

3) Audit Committee

Maria Elena Cardoso Figueira. a Brazilian citizen, born on November 29, 1965, graduate in Economics at Pontifícia Universidade Católica do Rio de Janeiro (“PUC/RJ”). Period: September 16, 1991 to January 31, 1999. Company: Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. Position: Tax Manager. Description of the activities: Provide tax advice on works related to (i) products and structures of financial transactions, including the leading of seminars, (ii) processes of purchase diligence and (iii) monitoring and advising on reorganizations and acquisition structures involving foreign capital. Period: February 22, 1999 to January 19, 2001. Company: Banco Santander (Brasil) S.A. Position: Assistant Officer of Strategic Planning. Description of the activities: Responsible for leading the department of tax planning, with an initial focus on merger of banks Geral do Comércio and Noroeste. Also responsible for the tax department of the bank. Among the major projects performed, she made part of teams directly related to the acquisition processes of (i) Banco Bozano, Simonsen/Meridional, participating in the preparation of contracts, pay structures, formation of escrows and obtaining of permits from the Central Bank of Brazil and (ii) Banespa, in the latter giving priority to the acquisition structure, use of premium and its accounting, in its initial phase. Period: January 26, 2001 to December 06, 2002. Company: Banco Bilbao Vizcaya Argentaria Brasil S.A. Position: Accounting and Financial Control Officer. Description of the activities: Responsible for the accounting, tax, accounting control and design units, by attending external, internal audits and Central Bank of Brazil, and preparation of packages for consolidation with the Headquarter in Spain. Among the major projects performed: (I) monitored the integration processes of platform Altamira, the design of parallel systems as means of payments, custody and shareholders; (ii) promoted the reorganization of the Group; and (iii) monitored the structure of treasury operations and products. Period: May 20, 2003 to July 30, 2004. Company: KPMG Corporate Finance Ltda. Position: Tax Officer for financial institutions and international taxation. Description of the activities: Main responsibilities: Provide tax advice to financial institutions and international clients, manage the portfolio of clients and relationship and manage professionals of the area. Projects performed can be summarized as: reorganizations and purchasing diligences for financial institutions and in the area of international taxation, the focus is the analysis and proposal of structures for the purchase and sale and installation or expansion of the current activities developed in the country.

Sérgio Darcy da Silva Alves, a Brazilian citizen, born on May 5, 1945, graduate in Economics at Economics and Business Administration College of Universidade Federal do Rio de Janeiro. Employee of the Central Bank of Brazil, approved in public examination. Took office in 1967, performing various functions, including: Officer Responsible for Standards and Organization Matters of the Financial System – September 03, 1997 to April 22, 2006, Head of the Standard Department of the Financial System - April 1991 to August 1997, Deputy Head of the Standard Department of the Financial System, being responsible for organizing the Unit together with the former President Gustavo Loyola, at that time Head of Department - March 1985 to March 1991; Coordinator in the Department of Capital Markets, in the Division of Authorizations of Financial Institutions until 1985.

Paulo Roberto Simões da Cunha, a Brazilian citizen, born on May 27, 1950, graduate in Accounting and Business Administration at Faculdade de Ciências Econômicas de São Paulo, graduate with specialization in Finance at Fundação Getúlio Vargas and graduate with specialization in Audit - Universidade de São Paulo/Central Bank of Brazil. Joined the Audit Committee of Conglomerado Bradesco. President of the Audit Committee of DEDIC (Portugal Telecom), Consultant of Banco Pactual UBS. Mr.Paulo Roberto Simões da Cunha was elected member of the Audit Committee of Banco Santander (Brasil) S.A. on February 02, 2010. He developed his career at the Central Bank of Brazil, and gained experience in Banking Supervision, where he was responsible for supervising the institutions and institutions authorized to operate by the Central Bank of Brazil.

“b” – Judicial, administrative or criminal convictions:

None of the current administrators was convicted in relevant judicial or administrative proceedings.

Mr. Fabio Colletti Barbosa worked as administrator of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (“Cruzeiro Factoring”), a non-financial company controlled by Banco ABN AMRO Real S.A. The bank and fiscal authorities believed in 1997 that Cruzeiro Factoring would be acting as a financial institution without authorization and, therefore, taxes levied on financial transactions (“IOF”) would be owed. Therefore, administrative proceedings were filed and the facts informed to the Public Prosecution Service, which in 2004 filed a criminal lawsuit against Mr. Fabio Barbosa and other administrators for operating a financial institution without authorization in order to eliminate the tax. At the administrative level, the decision of the Appeals Council of the National Financial System and the Revenue Service was to shelve. At the criminal level, there was communication of shelving of the administrative proceeding and the criminal lawsuit is suspended, pending decision that could lead to the dismissal of the case. According to the lawyers of Mr. Fabio Barbosa, the allegations underlying the criminal action are ungrounded, which is proved by the acquittal of the defendants at the administrative level, from where came information that gave rise to the criminal lawsuit.

12.9            – Existence of spouse relationship, common-law marriage or kinship (parents, brothers or sisters and grandparents)

a)      Administradores do Emissor

b)      Mr. José de Menezes Berenguer Neto, a member of the Board of Directors, is brother of the Officer without specific designation of the Company, Mr. André Fernandes Berenguer.

c)       N/A

d)      N/A

e)      N/A

12.10        – Subordination relationship, service provision or control for the last 3 fiscal years

There are no pertinent agreements or obligations between the Company and said administrator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 01, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President